RAYMOND S. EVANS
ATTORNEY AT LAW
2051 NW 56th Street
Boca Raton, Florida 33496

March 23, 2011

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention: Chris Chase, Staff Attorney

Re:	Tarcon Acquisitions I, Inc. Amendment to Form 10 Filed March 16, 2011 File No. 000-54264

Gentlemen:

The Amendment to Form 10 described above responded to all of the comments contained in your letter of February 22, 2011, as follows:

1.	Amendment No. 1 contains the item numbers and captions of Form 10 described in Item 2 of your letter of comment.

2.	Per the reporting requirements the cover page is not checked because the Company is a small reporting company. (Item #3 of your letter of comment)

3.	Response to SEC comment #4 appears in two places in Amendment #1 (as marked), to wit, the first paragraph of Item 1(a) and the second paragraph of Item 2.

4.	Response to SEC comment #5 appears as the third full paragraph of Item 1(b).

5.
Response to SEC comment #6 appears as the fourth full paragraph of Item 1(b) under the caption “FORM OF ACQUISITION.”  This would include providing audited financial statements of the target acquisition.

6.	Response to SEC comment #7 has been expanded to 10 years per Item 5 subparagraph D of Amendment #1.

7.	Response to SEC comment #8 is reflected in Item 6 of Amendment #1 which omits the phrase “upon completion of the offering” as was contained in the Form 10 filing.

8.	Response to SEC Item #9 is contained in Item # 7 of Amendment #1. The promoters are the officers, directors and shareholders (same 2 people).

9.	Response to SEC comments #10 the typo has been removed and “Form 10” appears in place of “Form 10SB.”

10.	Response to SEC comments #11the holders of record are stated as of March 15, 2011.

11.	Response to SEC comment #12 the language change appears in Item 9(c) of the Amendment.

12.
Response to SEC comments #13 the city and state of report issuance is now contained in the auditor’s report.  As to the balance of the comment Mr. Rehani advises that he has discussed this with Robyn Manuel, Staff Accountant and that she is satisfied with the report and that the proper name of the accounting firm is reflected.

13.
Response to SEC comment #14. This has also been discussed between Mr. Rehani and Ms. Manuel and Mr. Rehani has corresponded with Ms Manuel and that the footnote is adequate and properly expresses the facts and accounting treatment.

14.	As to SEC comment 15 Mr. Tarr’s signature in Amendment is # 1 is dated March 15, 2011.

15.	As to SEC comment 16 the name of the Company is accurately included.

In response to the second paragraph from the end of your letter of comment you are being provided simultaneously by the Company the information that has been requested.

Please let me know if you have any other comments if this letter and the Company’s does not adequately respond to your request.

Thank you.

Very truly yours,
/s/ Raymond S. Evans

Raymond S. Evans